
02003848

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-31175

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

3/6/02

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Red Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
150 East Gay Street, 22nd Floor
(No. and Street)

Columbus (City) **Ohio** (State) **43215** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian T. Kelleher **(614) 857-1566**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

1100 Huntington Center
41 South High Street (Address) **Columbus** (City) **Ohio** (State) **45215** (Zip Code)

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Brian T. Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Red Capital Markets, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARIAL SEAL
STATE OF OHIO
LINDA GOSHE
Notary Public, State of Ohio
My Commission Expires 02-17-04

Signature
Senior Managing Director
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☒ (q) Independent Auditors' Supplementary Report on Internal Central Structure

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RED CAPITAL MARKETS, INC.

TABLE OF CONTENTS



■ Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

■ Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Red Capital Markets, Inc.

We have audited the accompanying consolidated statement of financial condition of Red Capital Markets, Inc. as of December 31, 2001 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of Red Capital Markets, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Capital Markets, Inc. at December 31, 2001 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the enclosed supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2002

Annual Audited Report
Confidential Pursuant to Rule 17a-5(e)(3)

RED CAPITAL MARKETS, INC.

For the Year Ended December 31, 2001

RED CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001

ASSETS	
Cash and Cash Equivalents	$ 10,264,868
Deposits with Clearing Organizations	100,000
Securities Inventory	115,408,625
Securities Purchased Under Agreements to Resell	69,966,261
Failures to Deliver – Broker/Dealers	1,296,895
Accounts Receivable – Affiliates	1,113,511
Receivables from Broker/Dealers	445,915
Interest Receivable	803,979
Remarketing Agent Receivables	315,540
Other Assets	635,611
Purchased Remarketing Agent Agreements, net	2,117,723
Purchased Tax Credit Asset Management Contracts, net	963,005
Fixed Assets, net	411,529
Total Assets	$203,843,462
LIABILITIES AND SHAREHOLDER'S EQUITY	
LIABILITIES	
Notes Payable Under Line of Credit With Affiliate	$130,653,989
Securities Sold Under Agreement to Repurchase	33,217,000
Accrued Salaries and Commissions	1,529,554
Failures to Receive – Broker/Dealers	1,294,449
Deferred Fee Income	1,284,244
Accounts Payable and Accrued Expenses	1,246,947
Interest Payable – Third Parties	11,072
Interest Payable – Affiliate	324,436
Other Payables – Affiliates	1,158,948
Income Taxes Payable – Affiliate	1,380,793
Total Liabilities	172,101,432
SHAREHOLDER'S EQUITY	
Common Stock (no par value, 1,000 shares authorized, 1 share issued and outstanding)	1,000
Paid-In Capital	20,513,364
Retained Earnings	11,227,666
Total Shareholder's Equity	31,742,030
	$203,843,462

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Commissions On Securities Transactions	$ 4,075,925
Commissions on Annuity Contracts	2,029,416
Net Trading Gains	3,656,012
Net Underwriting Fees	4,684,516
Interest Income	6,572,001
Asset Management Fees	2,251,202
Remarketing Agent Fees	1,390,044
Other Income	990,602
	25,649,718
EXPENSES	
Salaries, Incentive Compensation and Employee Benefits	12,055,805
Commissions Paid to Other Broker/Dealers	497,021
Interest Expense	2,825,385
Depreciation and Amortization	570,344
Professional Fees	120,111
General and Administrative	2,471,813
	18,540,479
INCOME BEFORE INCOME TAXES	7,109,239
INCOME TAX EXPENSE	2,346,891
NET INCOME	$ 4,762,348

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 2000	$ 1,000	$20,513,364	$ 6,465,318
Net Income	-	-	4,762,348
BALANCE, DECEMBER 31, 2001	$ 1,000	$20,513,364	$11,227,666

See notes to financial statements.

RED CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 4,762,348
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Net Unrealized Loss on Securities Inventory	378,017
Depreciation and Amortization of Fixed Assets	87,190
Amortization of Purchased Agreements and Contracts	483,154
Realized Gain on Sale of Securities Inventory	(4,034,029)
Net Purchases of Securities Inventory	(69,815,791)
Net Purchases of Securities under Agreements to Resell	(46,989,433)
Increase in Failures to Deliver – Broker/Dealers	(1,296,895)
Increase in Accounts Receivables – Affiliates	(1,057,261)
Increase in Receivables and Other Assets	(350,562)
Increase in Failures to Receive – Broker/Dealer	1,294,449
Increase in Deferred Income	1,224,824
Increase in Other Payables to Affiliates	615,886
Increase in Accounts Payable and Accrued Expenses	503,445
Increase in Accrued Salaries and Commissions	459,491
Increase in Income Taxes Payable to Affiliate	827,620
Decrease in Deferred Income Taxes	(497,222)
Decrease in Interest Payable	(186,995)
NET CASH USED IN OPERATING ACTIVITIES	(113,591,764)
CASH FLOWS FROM INVESTING ACTIVITIES	
Fixed Asset Purchases	(263,343)
NET CASH USED IN INVESTING ACTIVITIES	(263,343)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Borrowings Under Line of Credit	114,988,901
Net Proceeds from Securities Sold Under Agreements to Repurchase	3,622,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	118,610,901
INCREASE IN CASH AND CASH EQUIVALENTS	4,755,794
CASH AND CASH EQUIVALENTS, JANUARY 1	5,509,074
CASH AND CASH EQUIVALENTS, DECEMBER 31	$ 10,264,868

See notes to financial statements.

RED CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

A. ORGANIZATION

Red Capital Markets, Inc. ("Company") is a wholly owned subsidiary of The Provident Bank ("Bank"), which is a wholly owned subsidiary of Provident Financial Group, Inc. ("Provident Financial"). The Company's primary businesses are retail securities brokerage, the underwriting of taxable and tax-exempt bonds, the sale of low income housing tax credits, and the sale and secondary trading of taxable and tax-exempt bonds and taxable mortgage-backed securities.

B. SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company's accounting policies, which significantly affect the accompanying financial statements, are as follows:

Customer Accounts – Retail customer accounts are carried by a correspondent broker on a fully disclosed basis. Accordingly, the financial statements do not include these customer accounts.

In accordance with Securities Exchange Commission Rule 15(c)3-3, the Company has segregated securities with market value of $729,562 at December 31, 2001 in a special reserve account for the exclusive benefit of institutional customers. The securities held in such segregated account are reflected in "Securities Inventory" in the Statement of Financial Condition.

Securities Inventory – Securities inventory is carried at its fair market value, determined by an independent valuation. Changes in fair market value of such securities are reflected in the Statement of Operations as part of "Net Trading Gains." Gains and losses on sales of securities are computed using the adjusted cost of the specific security sold. Security transactions are recorded on a trade date basis. At December 31, 2001, the cost of securities inventory was $115,807,092.

Fixed Assets – Fixed assets are primarily furniture and equipment. Fixed assets owned by the Company are stated at cost less accumulated depreciation, which is computed using the straight-line method over the estimated useful lives of the assets for financial statement purposes and accelerated methods for tax reporting. At December 31, 2001, fixed asset accumulated depreciation was $312,981.

Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents include money market mutual funds, available on demand, of $1,085,571 at December 31, 2001. The money market mutual funds are recorded at cost, which approximates market value

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase – Securities purchased under agreements to resell and securities sold under agreements to repurchase are recorded at the amounts for which the related securities will be resold or repurchased, as applicable.

Net Underwriting Fees – Underwriting fees are recorded when the underwritten bond issue is sold and the underwriting is completed. Underwriting fees are recorded net of direct expenses, including legal, printing and filing expenses, which totaled $1,008,807 for the year ended December 31, 2001.

Asset Management Fees – Asset management fees are collectible only if the respective low income housing tax credit project or investor fund has cash flow, as defined, to pay such fees. Asset management fee revenue is recognized at such time as it is determined that sufficient cash flow exists at the tax credit project or investor fund for the asset management fee to be collectible.

Remarketing Agent Fees – Remarketing agent fees for the periodic remarketing of variable rate tax exempt bond issues are recorded as the remarketing services are provided.

Financial Instruments – The Company considers cash, receivables, securities purchased under agreements to resell, notes payable, other payables and securities sold under agreements to repurchase as financial instruments. Given the short-term nature of these assets and liabilities, the respective amounts recorded in the Statement of Financial Condition approximate fair value.

New Accounting Standard – SFAS 142, "Goodwill and Other Intangible Assets," was released in June 2001 and is effective for all fiscal years beginning after December 15, 2001. SFAS 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually for impairment. The Company expects the impact of this statement to be minimal. Goodwill, net of accumulated amortization, approximated $200,000 at December 31, 2001.

C. SECURITIES INVENTORY

The Company's investment in securities inventory at December 31, 2001 was comprised of the following:

Fixed rate taxable multifamily agency mortgage-backed securities	$ 48,174,245
Variable rate tax exempt municipal bonds	35,797,261
Variable rate tax exempt multifamily bonds	30,440,000
Other securities	997,119
	$115,408,625

D. NOTES PAYABLE

The Company has a revolving promissory demand note from the Bank that it uses to fund its trading activity. Under terms of the note, the Company may borrow up to $8,000,000 at an interest rate of prime minus 2.75%. All borrowings under the agreement are secured by the Company's cash and trading securities. Interest paid on the note during 2001 totaled $618. At December 31, 2001, the Company had no borrowings outstanding under this note.

The Company has two other revolving promissory demand notes from the Bank and a subsidiary of the Bank. Under the terms of these notes, which are not collateralized, the Company may borrow up to a total of $350,000,000 at an interest rate equal to the Bank's "Funds Transfer Pricing" for the assets funded by any borrowings under the notes. At December 31, 2001, $130,653,989 was outstanding under these notes. Interest paid under these notes during the year ended December 31, 2001 was $1,871,595. The interest rate charged under these notes at December 31, 2001 was 1.93% .

E. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule 15c3-1 ("Rule") of the Securities Exchange Commission. Under the Rule, the Company is required to maintain minimum net capital of $9,143,899, and aggregate indebtedness cannot exceed a ratio of 15 to 1. The Company's net capital calculated in accordance with the Rule was $17,442,950 at December 31, 2001. The ratio of aggregate indebtedness to net capital as calculated in accordance with the Rule was 7.86 to 1 at December 31, 2001.

F. INCOME TAXES

Provident Financial files a consolidated federal income tax return, which includes all of its subsidiaries, including the Bank and the Company. The Company provides for income taxes on a separate-return basis and remits to the Bank amounts determined to be currently payable. Income taxes are provided for using the liability method under which deferred income tax liabilities or assets are determined based on the difference between the financial statement and income tax bases of assets and liabilities and are measured at the enacted income tax rates. Deferred income tax expense is determined by the change in the liability or asset for deferred income taxes.

Income tax expense for the year ended December 31, 2001 consisted of the following:

Current	$ 2,844,113
Deferred	(497,222)
	$ 2,346,891

The difference between tax expense recorded in the income statement and tax expense recorded at the federal statutory rate of 35% relates primarily to municipal interest income and expense, employee stock purchases, and meals and entertainment. Significant components of the deferred tax asset include deferred compensation, prepaid expenses, and fixed asset depreciation. At December 31, 2001, deferred income tax assets were $448,623 and liabilities were $9,932.

During 2001, the Company made income tax payments to the Bank in the amount of $2,016,494.

G. SUBORDINATED LIABILITIES

There were no subordinated liabilities as of December 31, 2001, nor during the year then ended.

H. RESTRICTED CASH

To insure the Company's performance under terms of a clearing agreement with its correspondent broker, cash was deposited by the Company in 1988 which is unavailable for withdrawal. At December 31, 2001, $100,000 was held in such account.

I. RELATED PARTY TRANSACTIONS

During 2001 the Company paid approximately $221,000, to the Bank and to other subsidiaries of Provident Financial for the rental of its office space. At December 31, 2001, the Company had cash in demand accounts of approximately $9,137,928 at the Bank.

J. COMMITMENTS

The Company has an agreement with a clearinghouse to clear transactions. The agreement requires a minimum payment of $48,000 in commissions each year.

At December 31, 2001, the Company had mandatory commitments to deliver $81,984,786, of fixed and variable rate mortgage-backed securities and taxable and tax-exempt housing bonds. At December 31, 2001, the Company also had a commitment to purchase $14,595,344 of the same securities and bonds from a third party and an oral commitment to purchase $70,841,840 from an affiliate.

K. RECEIVABLES FROM BROKER/DEALERS

Receivables from broker/dealers includes receivables from the settlement of securities transactions executed for customers of the Company. These receivables generally are collected within thirty days and are collateralized by securities in physical possession, on deposit or receivable from customers or other broker/dealers.

L. BENEFIT PLAN

The Company participates in Provident Financial's Retirement Plan. Included under this plan are an Employee Stock Ownership Plan and the Personal Investment Election Plan. During 2001 the Company expensed approximately $399,000 for these plans. Additionally, in 2001, the Company entered into a deferred compensation plan covering highly compensated individuals.

M. PURCHASED TAX CREDIT ASSET MANAGEMENT CONTRACTS

In 2000, the Company purchased the rights to manage certain low income housing tax credit investor funds for $1,076,492. The purchase price for these rights is amortized over the estimated remaining lives of the related contracts ranging from 12 to 15 years at the time of the purchase. At December 31, 2001, accumulated amortization of the contracts was $113,487.

N. PURCHASED REMARKETING AGENT AGREEMENTS

In 2000, the Company purchased the rights to serve as remarketing agent for certain tax exempt issues of variable rate demand notes for $2,611,042. The purchase price for these rights is amortized over the estimated remaining lives of the related agreements of 10 years at the time of purchase. At December 31, 2001, accumulated amortization of the agreements was $493,319.

O. SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Securities purchased under agreements to resell represent short-term loans to unaffiliated third parties. It is the Company's policy to take possession of these securities. At December 31, 2001 the amount and market value of the securities purchased under agreements to resell with unaffiliated counterparties was as follows:

Counterparty	Amount	Market Value of Collateral
Greystone Funding Corporation	$26,917,726	$ 27,467,068
Continental Wingate Associates, Inc.	26,551,487	27,105,049
Greystone Servicing Corporation	6,635,840	6,908,197
Hickory Valley Retirement Inn, Ltd.	3,639,000	3,779,130
Hendersonville Retirement Inn, Ltd.	3,198,000	3,322,975
Western Rim Investors 1997-2, LP	3,024,208	3,156,824
	$69,966,261	$ 71,739,243

The Company's agreements with its counterparties provide for the deposit with the Company of additional collateral by the respective counterparty if the market value of the underlying assets drops below agreed upon limits. These agreements allow for the Company to pledge the collateral against the Company's short term borrowings. At December 31, 2001, the market value of this pledged collateral was $22,124,241.

At December 31, 2001, accrued interest receivable from securities purchased under agreements to resell was $89,314. These agreements renew daily.

P. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase represent short-term borrowings from unaffiliated third parties. At December 31, 2001, all of the securities sold under agreements to repurchase were with Morgan Stanley Dean Witter, Inc. The market value of the securities sold under agreements to repurchase totaled $33,758,858. The underlying collateral of the same amount is included in the Statement of Financial Condition in "Securities Purchased Under Agreement to Resell", $22,124,241, and in "Securities Inventory", $11,634,617.

At December 31, 2001, the accrued interest payable from securities sold under agreements to repurchase was $11,072. These agreements renew daily.

Q. U.S. TREASURY FUTURES CONTRACTS

As part of its interest rate risk management strategy, the Company buys and sells exchange-traded futures contracts, which are considered derivative instruments as defined by SFAS 133. These instruments are recorded at fair value, with the changes in fair value recorded in net trading gains on the Statement of Income.

At December 31, 2001, the Company had sold short futures contracts to deliver $2,500,000 notional amount of U.S. Treasury Notes. The market value of these futures contracts at December 31, 2001, as determined by the futures exchange, was ($21,250), and is included in "Securities Inventory" in the Statements of Financial Condition. The Company had $250,000 on deposit with the counterparty for those commitments at December 31, 2001. The deposit was in the form of U.S. Treasury securities which are included in "Securities Inventory" in the Statement of Financial Condition.

RED CAPITAL MARKETS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2001

Computation of Net Capital

Total ownership equity qualified for Net Capital	$ 31,742,030
Deductions and/or charges:	
Non-allowable assets	6,065,176
Net capital before haircuts on securities positions	25,676,854
Haircuts on securities:	
Trading and Investment Securities:	
US and Canadian government obligations	2,744,590
State and municipal government obligations	2,639,170
Contractual securities commitments	2,698,154
Options	76,000
Other Securities	75,990
Total haircuts on securities	8,233,904
Net Capital	$ 17,442,950

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 9,143,899
Minimum dollar net capital requirement of reporting broker dealer	250,000
Net capital requirement	9,143,899
Excess net capital	$ 8,299,051

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$137,888,048
Deduct adjustment based upon deposits in special reserve bank accounts	729,562
Total Aggregate Indebtedness	$137,158,486
Percentage of aggregate indebtedness to net capital	7.86

There were no material differences between the Computation of Net Capital under rule 15c3-1 included in this audited report and the respective computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of February 25, 2002.

RED CAPITAL MARKETS, INC.

COMPUTATION AND RECONCILIATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c-3-3 AS OF DECEMBER 31, 2001

COMPUTATION OF RESERVE REQUIREMENT

Total Credit Balances	$ -
Total Debit Balances	$ -
Excess of Total Debits Over Total Credits	$ -
Required Deposit	$ -

RECONCILIATION OF COMPUTATION OF RESERVE REQUIREMENT

Per Focus Report X-17a-5
filed February 25, 2002

Excess of Total Debits Over Total Credits	$ -
Required Deposit	$ -
Amount on Deposit	$ 729,562

There are no material differences from the Company's computation and that presented on the Focus Report X-17a-5, as filed February 25, 2002.



■ Ernst & Young LLP
1100 Huntington Center
41 South High Street
Columbus, Ohio 43215

■ Phone: (614) 224-5678
Fax: (614) 222-3939
www.ey.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

Board of Directors and Shareholder
Red Capital Markets, Inc.

In planning and performing our audit of the consolidated financial statements of Red Capital Markets, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish such objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2002